Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  August 20, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least four copper-gold porphyry targets and three high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release dated August 20, 2004, an excerpt from which follows:

“Vancouver, BC: Ross River Minerals Inc. (TSX-V: RRM) (the "Company") is pleased to announce that it has completed compiling surface and trench samples collected during 2004 on its Cerro Colorado, La Langosta and La Cetolla copper-silver-gold porphyry targets located in Sinaloa State, Mexico, and that it has discovered a fourth area of porphyry-style copper mineralization on the 200 square kilometre El Pulpo property.

Jocquistes

Prospecting in the eastern part of the El Pulpo claim area has revealed a fourth area of porphyry style mineralization approximately four kilometres east and south of La Cetolla. The prospect, called Jocquistes, features widespread malachite/azurite encrustations on fractures and outcrops and 1-3 centimetre quartz stockwork veins containing chalcopyrite with associated pervasive phyllic alteration overprinting potassic alteration over a minimum area of 500 by 1,000 metres. Seven grab samples from leached outcrop returned assays up to 0.67% copper, 40 ppm molybdenum, 8.54 g/t silver and 0.06 g/t gold. The intensity of alteration and the continuity of mineralization is similar to the La Cetolla prospect. The Company plans to conduct extensive prospecting on this target early in the fall to better determine the extent of the mineralization. The discovery of the Jocquistes prospect has given a new perspective to exploration of the El Pulpo claim block. An overall pattern is emerging of copper prospects surrounding a molybdenum-rich core.

Cerro Colorado

Soil geochemistry and Induced Polarization (IP) and magnetometer geophysical surveys were completed over an area of 6.8 square kilometres. An area 1,900 by 750 metres anomalous in copper, gold, silver and molybdenum in soils was outlined associated with an extensive IP anomaly. Satellite anomalies also occur 200 metres west (dimensions: 450 by 300 metres) and 520 metres north (dimensions: 800 by 300 metres) of the major anomaly (see press release dated June 9, 2004 and refer to Ross River’s website). Mapping in the southeastern part of the major anomaly identified significant widespread areas of potassic and phyllic alteration related to disseminated and stockwork copper mineralization within the granodiorite host rock. One hundred seven rock chip samples were collected from outcrops and from trenches and road cuts at depths of 2 to 4 metres within this area. Individual samples were collected over widths of 0.2-7.0 metres. Copper contents ranged from 53 ppm to greater than 1% copper, molybdenum ranged from 2.7 to more than 2,000 ppm, silver ranged from 0.19 g/t to greater than 100 g/t and gold from 1 ppb to 2.32 g/t. Twenty-six samples exceeded 0.3% copper of which four samples exceeded 1% copper, one exceeded 2,000 ppm molybdenum and one exceeded 99.99 g/t silver, the upper reporting limit for these metals with the ICP-Mass Spectrographic analytical method used.

La Langosta

Soil geochemical and IP/magnetometer surveys were carried out over a grid 2,200 metres by 1,800 to 2,500 metres in the La Langosta area. Prospecting and mapping was conducted over a small portion of the anomalous area to identify the origin of the IP chargeability anomalies. One hundred six rock samples were collected, including 95 chip samples, mostly from leached bedrock in hand-dug trenches at depths of 1 to 2 metres. Copper contents ranged from 36 ppm to greater than 1% copper, molybdenum ranged from 0.5 to 506 ppm, silver ranged from 0.06 to greater than 100 g/t and gold from 1 to 46 ppb. Nineteen samples contained more than 0.3% copper and one sample exceeded 1% copper which is being reassayed.

These results are extremely encouraging considering these are from preliminary sampling over a small part of the extensive anomalous areas of the Jocquistes, Cerro Colorado and La Langosta targets and are mainly from leached bedrock.

La Cetolla

Preliminary prospecting of the La Cetolla target east of the La Langosta area has confirmed the copper-gold porphyry extending over an area of 1,100 by 230 metres previously discovered by Placer Mexicana in the 1970’s. Subsequent exploration has extended this area to 1,575 by 430 metres and is open in all directions. Fifty-nine samples were taken from outcrops and from hand-dug trenches at depths of 1 to 2 metres. Six of these were grab samples with copper contents ranging from 167 ppm to greater than 1%, molybdenum contents ranging from 2 to 1,293 ppm, silver contents ranging from 0.80 to 95.58 g/t and gold contents of 9 ppb to 1.66 g/t . Two grab samples exceeded 1% copper. Fifty-three chip samples were taken from 61.7 metres of trenches and 59.6 metres of outcrops over widths of 0.3 to 5.40 metres. Copper contents ranged from 18 ppm to greater than 1%, molybdenum ranged from 0.8 to 244 ppm, silver ranged from 0.12 to 44.13 g/t and gold from 2 ppb to 0.79 g/t. Ten of the chip samples exceeded 1% copper and are being reassayed.

The initial 2004 exploration program on the El Pulpo property was curtailed by the rainy season in early July. The Company has not received all the assays and re-assays from the drilling program of the Papaya and La Trucha gold-silver vein systems. These results will be released as soon as they become available. Reassays have been requested for those samples over the reportable limit. Data review, checking and compilation of the initial 2004 program is presently underway which will be followed by the planning of a major exploration and drilling program of El Pulpo to commence this October.

Victor Jaramillo P. Geo. and James R. Reeves P. Geo. were the Qualified Persons supervising exploration of these targets.”

Ross River informed Almaden that assay results quoted in the above excerpt were received from Acme Analytical Laboratories Ltd. of Vancouver. Almaden believes these results to be very encouraging and are representative of a large gold bearing intrusive hosted system. Almaden currently has thirteen active joint ventures, including nine in which partners are spending to earn an interest and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.